UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Managing Director / CFO

The following is an English translation of excerpt regarding Basel II capital adequacy disclosure and relevant information released in our Japanese language disclosure material published in January 2013. The capital adequacy disclosure and other financial information included herein are based on Japanese GAAP pursuant to Japanese regulatory requirements.

In this report, “we,” “us,” and “our” refer to Mizuho Financial Group, Inc. and, unless the context indicates otherwise, its consolidated subsidiaries. “Mizuho Financial Group” refers to Mizuho Financial Group, Inc.

Status of Capital Adequacy

Capital adequacy ratio highlights

The Basel II Framework, based on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” issued by the Basel Committee on Banking Supervision, requires the disclosure of capital adequacy information to ensure the enhanced effectiveness of market discipline. Our disclosure is made under the “Matters Separately Prescribed by the Commissioner of the Financial Services Agency Regarding Capital Adequacy Conditions, etc. pursuant to Article 19-2, Paragraph 1, Item 5, Subitem (d), etc. of the Ordinance for Enforcement of the Banking Law (Ministry of Finance Ordinance No. 10 of 1982)” (FSA Notice No. 15 of 2007).

As a method to calculate the amount of credit risk-weighted assets under the Basel II Framework, we have adopted the advanced internal ratings-based approach. In addition, as a method to calculate the amount equivalent to the operational risk, we have adopted the advanced measurement approach.

■ Capital adequacy ratio highlights

Mizuho Financial Group (Consolidated)

	(Billions of yen)
	As of September 30, 2011	As of September 30, 2012
Consolidated capital adequacy ratio (BIS standard)	14.92%	15.45%
Tier 1 capital ratio	11.89%	12.68%
Tier 1 capital	6,069.8	6,290.6
Tier 2 capital	1,895.8	1,769.9
Deductions for total risk-based capital	350.4	395.4
Total risk-based capital	7,615.2	7,665.1
Risk-weighted assets	51,037.6	49,603.9

(Reference)

Mizuho Corporate Bank (Consolidated)

	(Billions of yen)
	As of September 30, 2011	As of September 30, 2012
Consolidated capital adequacy ratio (BIS standard)	18.11%	17.94%
Tier 1 capital ratio	15.80%	15.79%
Tier 1 capital	4,372.3	4,363.4
Tier 2 capital	745.8	732.3
Deductions for total risk-based capital	107.4	139.0
Total risk-based capital	5,010.8	4,956.8
Risk-weighted assets	27,666.8	27,623.6

Mizuho Corporate Bank (Non-consolidated)

	(Billions of yen)
	As of September 30, 2011	As of September 30, 2012
Non-consolidated capital adequacy ratio (BIS standard)	20.08%	20.37%
Tier 1 capital ratio	15.98%	16.27%
Tier 1 capital	4,018.0	4,057.0
Tier 2 capital	1,074.4	1,060.2
Deductions for total risk-based capital	43.9	40.5
Total risk-based capital	5,048.5	5,076.6
Risk-weighted assets	25,134.8	24,922.2

Mizuho Bank (Consolidated)

	(Billions of yen)
	As of September 30, 2011	As of September 30, 2012
Consolidated capital adequacy ratio (Domestic standard)	15.05%	15.35%
Tier 1 capital ratio	10.69%	11.26%
Tier 1 capital	2,388.6	2,389.6
Tier 2 capital	1,075.6	980.7
Deductions for total risk-based capital	100.9	112.9
Total risk-based capital	3,363.3	3,257.4
Risk-weighted assets	22,342.6	21,208.5
(Reference) Consolidated capital adequacy ratio (BIS standard)	14.73%	15.43%

Mizuho Bank (Non-Consolidated)

	(Billions of yen)
	As of September 30, 2011	As of September 30, 2012
Non-consolidated capital adequacy ratio (Domestic standard)	15.25%	15.38%
Tier 1 capital ratio	10.91%	11.30%
Tier 1 capital	2,346.3	2,330.6
Tier 2 capital	1,075.2	980.2
Deductions for total risk-based capital	141.8	138.3
Total risk-based capital	3,279.8	3,172.5
Risk-weighted assets	21,494.3	20,621.0
(Reference) Non-consolidated capital adequacy ratio (BIS standard)	14.90%	15.43%

Mizuho Trust & Banking (Consolidated)

	(Billions of yen)
	As of September 30, 2011	As of September 30, 2012
Consolidated capital adequacy ratio (BIS standard)	16.69%	17.80%
Tier 1 capital ratio	12.55%	14.21%
Tier 1 capital	311.6	331.6
Tier 2 capital	105.8	87.0
Deductions for total risk-based capital	3.0	3.2
Total risk-based capital	414.4	415.5
Risk-weighted assets	2,481.7	2,333.6

Mizuho Trust & Banking (Non-Consolidated)

	(Billions of yen)
	As of September 30, 2011	As of September 30, 2012
Non-consolidated capital adequacy ratio (BIS standard)	16.86%	18.09%
Tier 1 capital ratio	12.68%	14.47%
Tier 1 capital	310.2	333.7
Tier 2 capital	105.4	86.6
Deductions for total risk-based capital	3.2	3.0
Total risk-based capital	412.4	417.3
Risk-weighted assets	2,445.5	2,306.5

Status of Mizuho Financial Group’s consolidated capital adequacy

■ Consolidated capital adequacy ratio

(1) Summary table of consolidated capital adequacy ratio (BIS standard)

			(Billions of yen)
			As of September 30, 2011	As of September 30, 2012
Tier 1 capital	Common stock and preferred stock		2,254.9	2,254.9

	Non-cumulative perpetual preferred stock		—	—

	Advance payment for new shares		—	—
	Capital surplus		1,109.7	1,109.5
	Retained earnings		1,249.3	1,513.8
	Less: Treasury stock		12.7	4.7
	Advance payment for treasury stock		—	—
	Less: Dividends (estimate), etc		76.4	76.3
	Less: Unrealized losses on other securities		143.9	21.8
	Foreign currency translation adjustments		(103.2)	(103.9)
	Stock acquisition rights		1.0	2.7

	Minority interest in consolidated subsidiaries		1,938.0	1,760.1

	Preferred securities issued by overseas SPCs		1,851.6	1,682.0

	Less: Goodwill equivalent		60.1	59.0
	Less: Intangible fixed assets recognized as a result of a merger		37.3	36.6
	Less: Capital increase due to securitization transactions		4.8	4.0
	Less: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach		44.5	43.9
	Total of Tier 1 capital before deduction of deferred tax assets (total of the above items)		6,069.8	6,290.6
	Deduction for deferred tax assets		—	—

	Total	(A)	6,069.8	6,290.6

	Preferred securities with a step-up interest rate provision	(B)	524.0	524.0
	Ratio to Tier 1 = (B) / (A) X 100		8.63%	8.32%

Tier 2 capital	45% of unrealized gains on other securities		—	—
	45% of revaluation reserve for land		104.2	101.7
	General reserve for possible losses on loans		4.7	4.6
	Excess of eligible reserves relative to expected losses by banks adopting internal ratings-based approach		—	—

	Debt capital, etc.		1,786.8	1,663.5

	Perpetual subordinated debt and other debt capital		300.5	256.6
	Dated subordinated debt and redeemable preferred stock		1,486.3	1,406.9

	Total		1,895.8	1,769.9

	Tier 2 capital included as qualifying capital	(C)	1,895.8	1,769.9

Tier 3 capital	Short-term subordinated debt		—	—

	Tier 3 capital included as qualifying capital	(D)	—	—

Deductions for total risk-based capital	Deductions for total risk-based capital	(E)	350.4	395.4

Total risk-based capital	(A) + (C) + (D) – (E)	(F)	7,615.2	7,665.1

Risk-weighted assets	Credit risk-weighted assets	(G)	46,119.9	44,696.6

	On-balance-sheet items		38,033.8	37,340.3
	Off-balance-sheet items		8,086.1	7,356.3

	Market risk equivalent assets [(I)/8%]	(H)	1,373.1	2,022.3
	(Reference) Market risk equivalent	(I)	109.8	161.7
	Operational risk equivalent assets [(K)/8%]	(J)	3,544.5	2,884.9
	(Reference) Operational risk equivalent	(K)	283.5	230.7
	Adjusted amount for credit risk-weighted assets	(L)	—	—
	Adjusted amount for operational risk equivalent	(M)	—	—

	Total [(G) + (H) + (J) + (L) + (M)]	(N)	51,037.6	49,603.9

Consolidated capital adequacy ratio (BIS standard) = (F) / (N) X 100			14.92%	15.45%

Tier 1 capital ratio = (A) / (N) X 100			11.89%	12.68%

Notes:

1.	The above figures are calculated based on the BIS standard applied on a consolidated basis under the “Standards for Determining the Status of Capital Adequacy in consideration of assets held by a bank holding company and by its subsidiaries, in accordance with Banking Law Article 52-25” (FSA Notice No. 20 of 2006 (the “Notice”)). For the figures as of September 30, 2011, we did not apply the exception to the Notice (FSA Notice No. 79 of 2008).

2.	As it is not possible to break down Mizuho Financial Group’s common stock and preferred stock according to classes of stock, non-cumulative perpetual preferred stock is not stated separately from capital.

3.	In calculating the consolidated capital adequacy ratio, we underwent an examination following the procedures agreed with Ernst & Young ShinNihon LLC, on the basis of “Treatment in implementing examination by agreed-upon procedures for calculating capital adequacy ratio” (Industry Committee Practical Guideline No. 30 of the Japanese Institute of Certified Public Accountants). Note that this is not a part of the accounting audit performed on our consolidated financial statements. This consists of an examination under agreed-upon procedures performed by Ernst & Young ShinNihon LLC on a portion of the internal control structure concerning the calculation of the capital adequacy ratio and a report of the results to us. As such, they do not represent an opinion regarding the capital adequacy ratio itself nor the internal controls related to the calculation of the capital adequacy ratio.

4.	The amounts of net deferred tax assets as of September 30, 2011 and 2012 were ¥438.2 billion and ¥420.4 billion, respectively, and the maximum amounts of deferred tax assets that can be recorded without diminishing the amount of Tier 1 capital for the purpose of calculating capital adequacy ratio as of September 30, 2011 and 2012 were ¥1,213.9 billion and ¥1,258.1 billion, respectively.

5.	The “adjusted amount for credit risk-weighted assets” is the amount obtained by multiplying (i) 12.5 by (ii) the excess, if any, of the required capital under the foundation internal ratings-based approach multiplied by the rate prescribed in the Notice over the required capital under the advanced internal ratings-based approach; and the “adjusted amount for operational risk equivalent” is the amount obtained by multiplying (i) 12.5 by (ii) the excess, if any, of the required capital under the basic indicator approach multiplied by the rate prescribed in the Notice over the required capital under the advanced measurement approach.

6.	Among our group companies that were subject to the calculation of consolidated capital adequacy ratio pursuant to Article 3 of the Notice, the numbers of consolidated subsidiaries were 153 and 148 as of September 30, 2011 and 2012, respectively. There was no company that was subject to the deductions for total risk-based capital forth in Article 8, Paragraph 1, Item 2, Subitem (a) through (c) of the Notice as of September 30, 2011 and 2012.

Summary of preferred securities

We have included each of the following preferred securities issued by our overseas special purpose companies as Tier 1 capital for the purposes of our consolidated capital adequacy ratios.

Preferred securities issued by SPCs of Mizuho Financial Group

Issuer	Mizuho Capital Investment (USD) 1 Limited (“MCI (USD) 1,” and the preferred securities described below are referred to as “MCI (USD) 1 Preferred Securities.”)

Type of securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None

Optional redemption	Starting from the dividend payment date falling in June 2016, optionally redeemable on each dividend payment date in five-year intervals (subject to prior approval from regulatory authorities)

Dividends	Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2016. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)

Dividend payment date	June 30th and December 30th of each year

Total amount issued	US$600 million

Issue date	March 13, 2006

Dividend suspension events

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(1), Reorganization Event(2), Insolvency Event(3) or Governmental Action(4) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(5) is insufficient, or dividends on its preferred stock(6) are suspended or reduced;

(Optional dividend suspension or reduction event)

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (USD) 1 Preferred Securities, and Mizuho Financial Group issues a dividend suspension notice to MCI (USD) 1; and

(4)    when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (USD) 1.

Mandatory dividend event

If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, dividend payments for the full amount of MCI (USD) 1 Preferred Securities must be made on the dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

Distributable amounts limitation	Dividends for the MCI (USD) 1 Preferred Securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(5).

Dividend limitations	When dividends on Mizuho Financial Group’s Preferred Stock(6) are reduced, dividends on MCI (USD) 1 Preferred Securities are also reduced by an equal percentage.

Claims on residual assets	Same priority as Mizuho Financial Group’s Preferred Stock(6)

Issuer	Mizuho Capital Investment (JPY) 1 Limited (“MCI (JPY) 1,” and the preferred securities described below are referred to as “MCI (JPY) 1 Preferred Securities.”)	Mizuho Capital Investment (JPY) 2 Limited (“MCI (JPY) 2,” and the preferred securities described below are referred to as “MCI (JPY) 2 Preferred Securities.”)	Mizuho Capital Investment (JPY) 3 Limited (“MCI (JPY) 3,” and the preferred securities described below (Series A and Series B) are collectively referred to as “MCI (JPY) 3 Preferred Securities.”)

Type of securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None	None	None

Optional redemption	Starting from the dividend payment date falling in June 2016, optionally redeemable on each dividend payment date in five -year intervals (subject to prior approval from regulatory authorities)	Starting from the dividend payment date falling in June 2018, optionally redeemable on each dividend payment date (subject to prior approval from regulatory authorities)	Starting from the dividend payment date falling in June 2019, optionally redeemable on each dividend payment date (subject to prior approval from regulatory authorities)

Dividends	Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2016. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)	Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2018. Dividend rate step-up is applied. Dividend payments that are suspended are non-cumulative.)

Series A

Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2019. Dividend rate step-up is applied. Dividend payments that are suspended are non-cumulative.)

Series B

Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2019. No dividend rate step-up.

Dividend payments that are suspended are non-cumulative.)

Dividend payment date	June 30th and December 30th of each year	June 30th and December 30th of each year	June 30th and December 30th of each year

Total amount issued	¥400 billion	¥274.5 billion	Series A ¥249.5 billion Series B ¥53.5 billion

Issue date	January 12, 2007	January 11, 2008	July 11, 2008

Dividend suspension events

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(1), Reorganization Event(2), Insolvency Event(3) or Governmental Action(4) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(7) is insufficient, or dividends on its preferred stock(6) are suspended or reduced;

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(1), Reorganization Event(2), Insolvency Event(3) or Governmental Action(4) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(8) is insufficient, or dividends on its preferred stock(6) are suspended or reduced;

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(1), Reorganization Event(2), Insolvency Event(3) or Governmental Action(4) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(9) is insufficient, or dividends on its preferred stock(6) are suspended or reduced;

	(Optional dividend suspension or reduction event)	(Optional dividend suspension or reduction event)	(Optional dividend suspension or reduction event)

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (JPY) 1 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (JPY) 1; and

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (JPY) 2 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (JPY) 2; and

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (JPY) 3 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (JPY) 3; and

	(4) when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (JPY) 1	(4) when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (JPY) 2	(4) when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (JPY) 3

Mandatory dividend event

If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (JPY) 1 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (JPY) 2 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (JPY) 3 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

Distributable amounts limitation	Dividends for the MCI (JPY) 1 Preferred Securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(7).	Dividends for the MCI (JPY) 2 Preferred Securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(8).	Dividends for the MCI (JPY) 3 Preferred Securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(9).

Dividend limitations	When dividends on Mizuho Financial Group’s Preferred Stock(6) are reduced, dividends on MCI (JPY) 1 Preferred Securities are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(6) are reduced, dividends on MCI (JPY) 2 Preferred Securities are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(6) are reduced, dividends on MCI (JPY) 3 Preferred Securities are also reduced by an equal percentage.

Claims for residual assets	Same priority as Mizuho Financial Group’s Preferred Stock(6)	Same priority as Mizuho Financial Group’s Preferred Stock(6)	Same priority as Mizuho Financial Group’s Preferred Stock(6)

Issuer	Mizuho Capital Investment (JPY) 4 Limited (“MCI (JPY) 4,” and the preferred securities described below are referred to as “MCI (JPY) 4 Preferred Securities.”)	Mizuho Capital Investment (USD) 2 Limited (“MCI (USD) 2,” and the preferred securities described below are referred to as “MCI (USD) 2 Preferred Securities.”)	Mizuho Capital Investment (JPY) 5 Limited (“MCI (JPY) 5,” and the preferred securities described below (Series A, Series B and Series C) are collectively referred to as “MCI (JPY) 5 Preferred Securities.”)

Type of securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None	None	None

Optional redemption	Starting from the dividend payment date falling in June 2015, optionally redeemable on each dividend payment date (subject to prior approval from regulatory authorities)	Starting from the dividend payment date falling in June 2014, optionally redeemable on each dividend payment date (subject to prior approval from regulatory authorities)

Series A

Starting from the dividend payment date falling in June 2014, optionally redeemable on each dividend payment date (subject to prior approval from regulatory authorities)

Series B

Starting from the dividend payment date falling in June 2015, optionally redeemable on each dividend payment date (subject to prior approval from regulatory authorities)

Series C

Starting from the dividend payment date falling in June 2015, optionally redeemable on each dividend payment date (subject to prior approval from regulatory authorities)

Dividends	Fixed dividend rate for the first seven years (although a floating dividend rate is applied with respect to dividend payment dates after June 2015. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)	Fixed dividend rate for the first five years (although a floating dividend rate is applied with respect to dividend payment dates after June 2014. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)

Series A

Fixed dividend rate for the first five years (although a floating dividend rate is applied with respect to dividend payment dates after June 2014. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)

Series B

Fixed dividend rate for the first six years (although a floating dividend rate is applied with respect to dividend payment dates after June 2015. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)

Series C

Fixed dividend rate for the first six years (although a floating dividend rate is applied with respect to dividend payment dates after June 2015. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)

Dividend payment date	March 31, 2009 and June 30th and December 30th of each year	June 30th and December 30th of each year	June 30th and December 30th of each year

Total amount issued	¥355 billion	$850 million	Series A ¥139.5 billion Series B ¥72.5 billion Series C ¥25.0 billion

Issue date	December 29, 2008	February 27, 2009	Series A June 30, 2009 Series B August 31, 2009 Series C September 29, 2009

Dividend suspension events

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(1), Reorganization Event(2), Insolvency Event(3) or Governmental Action(4) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(10) is insufficient, or dividends on its preferred stock(6) are suspended or reduced;

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(1), Reorganization Event(2), Insolvency Event(3) or Governmental Action(4) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(11) is insufficient, or dividends on its preferred stock(6) are suspended or reduced;

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(1), Reorganization Event(2), Insolvency Event(3) or Governmental Action(4) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(12) is insufficient, or dividends on its preferred stock(6) are suspended or reduced;

	(Optional dividend suspension or reduction event)	(Optional dividend suspension or reduction event)	(Optional dividend suspension or reduction event)

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (JPY) 4 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (JPY) 4; and

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (USD) 2 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (USD) 2; and

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (JPY) 5 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (JPY) 5; and

	(4) when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (JPY) 4	(4) when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (USD) 2	(4) when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (JPY) 5

Mandatory dividend event

If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (JPY) 4 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (USD) 2 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (JPY) 5 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

Distributable amounts limitation	Dividends for the MCI (JPY) 4 Preferred Securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(10).	Dividends for the MCI (USD) 2 Preferred Securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(11).	Dividends for the MCI (JPY) 5 Preferred Securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(12).

Dividend limitations	When dividends on Mizuho Financial Group’s Preferred Stock(6) are reduced, dividends on MCI (JPY) 4 Preferred Securities are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(6) are reduced, dividends on MCI (USD) 2 Preferred Securities are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(6) are reduced, dividends on MCI (JPY) 5 Preferred Securities are also reduced by an equal percentage.

Claims for residual assets	Same priority as Mizuho Financial Group’s Preferred Stock(6)	Same priority as Mizuho Financial Group’s Preferred Stock(6)	Same priority as Mizuho Financial Group’s Preferred Stock(6)

Notes:
(1)	Liquidation Event

Shall be deemed to occur where a liquidation proceeding is commenced by or against Mizuho Financial Group or a competent court in Japan shall have (i) adjudicated Mizuho Financial Group to be subject to bankruptcy proceedings or (ii) approved a preparation of a reorganization plan for abolishment of all business of Mizuho Financial Group.

(2)	Reorganization Event

Shall be deemed to occur if a competent court in Japan shall have adjudicated (i) the commencement of a corporate reorganization proceeding of Mizuho Financial Group under the Corporate Reorganization Law or (ii) the commencement of a civil rehabilitation proceeding of Mizuho Financial Group under the Civil Rehabilitation Law.

(3)	Insolvency Event

Shall be deemed to occur if (i) Mizuho Financial Group is not able to pay its debts as they become due or would not be able to do so as a result of a dividend payment on the relevant preferred securities, or (ii) if the liabilities of Mizuho Financial Group exceeds its assets or would exceed its assets as a result of a dividend payment on the relevant preferred securities.

(4)	Governmental Action

Shall be deemed to occur if the government authority in Japan (i) publicly declares Mizuho Financial Group is not able to pay its debts as they become due, (ii) publicly declares Mizuho Financial Group’s liabilities exceed its assets, (iii) publicly declares Mizuho Financial Group to be under public management or (iv) issues an order that Mizuho Financial Group be transferred to a third party.

(5)	Available Distributable Amounts for MCI (USD) 1 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(6) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (USD) 1 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (USD) 1 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (USD) 1 Preferred Securities.

(ii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(6) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (USD) 1 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date falling in June, pro-rated between full dividends on MCI (USD) 1 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (USD) 1 Preferred Securities falling in June up to the dividend payment date falling in December.

(6)	Preferred Stocks

Refers to preferred stock of Mizuho Financial Group qualifying as Tier 1 capital and ranking most senior compared to other preferred stock of Mizuho Financial Group as to dividend payments and claims to residual assets.

(7)	Available Distributable Amounts for the MCI (JPY) 1 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(6) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (JPY) 1 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (JPY) 1 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (JPY) 1 Preferred Securities.

(ii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(6) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (JPY) 1 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (JPY) 1 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (JPY) 1 Preferred Securities falling in June up to the dividend payment date falling in December.

(8)	Available Distributable Amounts for the MCI (JPY) 2 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(6) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (JPY) 2 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (JPY) 2 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (JPY) 2 Preferred Securities.

(ii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(6) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (JPY) 2 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (JPY) 2 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (JPY) 2 Preferred Securities falling in June up to the dividend payment date falling in December.

(9)	Available Distributable Amounts for the MCI (JPY) 3 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(6) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (JPY) 3 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (JPY) 3 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (JPY) 3 Preferred Securities.

(ii) Amount available in December (except for the amount available in December 2008)

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(6) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (JPY) 3 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (JPY) 3 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (JPY) 3 Preferred Securities falling in June up to the dividend payment date falling in December.

(iii) Amount available in December 2008

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(6) (excluding interim dividend payments) and (B) the dividends on Equivalent Securities paid or declared to be paid from April 1, 2008 to June 30, 2008, pro-rated between full dividends on MCI (JPY) 3 Preferred Securities for the dividend payment date falling in December 2008 and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after June 30, 2008 up to the dividend payment date falling in December 2008.

(10)	Available Distributable Amounts for the MCI (JPY) 4 Preferred Securities

(i) Amount available in March 2009

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the fiscal year ended March 31, 2008, less (A) the amount of dividend payments on Preferred Stock(6) (excluding interim dividend payments) and (B) the dividends on Equivalent Securities paid or declared to be paid from April 1, 2008 to December 30, 2008, pro-rated between the full dividend amount on MCI (JPY) 4 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (JPY) 4 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid from the day after December 30, 2008 up to the dividend payment date falling in March 2009.

(ii) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(6) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (JPY) 4 Preferred Securities and the full dividend amount on Equivalent Securities to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (JPY) 4 Preferred Securities.

(iii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(6) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (JPY) 4 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (JPY) 4 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (JPY) 4 Preferred Securities falling in June up to the dividend payment date falling in December.

(11)	Available Distributable Amounts for the MCI (USD) 2 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(6) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (USD) 2 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (USD) 2 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (USD) 2 Preferred Securities.

(ii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(6) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (USD) 2 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (USD) 2 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (USD) 2 Preferred Securities falling in June up to the dividend payment date falling in December.

(12)	Available Distributable Amounts for the MCI (JPY) 5 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(6) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (JPY) 5 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (JPY) 5 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (JPY) 5 Preferred Securities.

(ii) Amount available in December (except for the amount available in December 2009)

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(6) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (JPY) 5 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (JPY) 5 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (JPY) 5 Preferred Securities falling in June up to the dividend payment date falling in December.

(iii) Amount available in December 2009

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the fiscal year ended March 31, 2009, less (A) the amount of dividend payments on Preferred Stock(6) (excluding interim dividend payments) and (B) the dividends on Equivalent Securities paid or declared to be paid from April 1, 2009 to June 30, 2009, pro-rated between full dividends on MCI (JPY) 5 Preferred Securities for the dividend payment date falling in December 2009 and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after June 30, 2009 up to the dividend payment date falling in December 2009.

■ Risk-based capital

(2) Required capital by portfolio classification

	(Billions of yen)
	As of September 30, 2011		As of September 30, 2012
	EAD	Required capital	EAD	Required capital
Credit risk	162,844.0	4,953.8	166,822.4	4,652.9

Internal ratings-based approach	155,064.7	4,704.2	158,854.6	4,388.3
Corporate (except specialized lending)	49,342.9	2,658.2	51,567.2	2,485.8
Corporate (specialized lending)	2,452.6	305.2	2,431.3	234.6
Sovereign	71,557.3	52.1	73,138.6	57.5
Bank	5,230.8	139.6	5,741.5	112.8
Retail	13,712.5	657.4	13,626.9	631.2
Residential mortgage	10,621.4	443.3	10,474.4	421.2
Qualifying revolving loan	347.5	30.3	351.1	31.5
Other retail	2,743.5	183.7	2,801.2	178.3
Equities	3,113.4	335.8	2,887.5	305.8
PD/LGD approach	883.5	95.9	856.6	86.5
Market-based approach (simple risk weight method)	265.1	73.3	244.2	67.8
Market-based approach (internal models approach)	—	—	—	—
Transitional measure applied	1,964.7	166.6	1,786.7	151.5
Regarded-method exposure	1,052.9	257.2	1,279.6	271.1
Purchase receivables	1,778.3	56.0	1,711.8	55.5
Securitizations	4,070.2	73.7	3,582.5	68.4
Others	2,753.3	168.5	2,887.3	165.1

Standardized approach	7,779.3	249.5	7,967.7	264.5
Sovereign	3,841.4	4.4	4,009.3	3.4
Bank	1,226.0	24.2	1,152.2	24.7
Corporate	2,135.7	161.2	2,188.3	172.9
Residential mortgage	0.0	0.0	—	—
Securitizations	37.7	27.3	43.2	29.0
Others	538.2	32.3	574.5	34.2

Market risk	n.a.	109.8	n.a.	161.7

Standardized approach	n.a.	75.0	n.a.	62.9
Interest rate risk	n.a.	53.0	n.a.	36.1
Equities risk	n.a.	15.8	n.a.	14.9
Foreign exchange risk	n.a.	2.3	n.a.	7.2
Commodities risk	n.a.	3.7	n.a.	4.5
Option transactions	n.a.	—	n.a.	—

Internal models approach	n.a.	34.8	n.a.	98.8

Operational risk	n.a.	283.5	n.a.	230.7

Advanced measurement approach	n.a.	237.4	n.a.	190.8

Basic indicator approach	n.a.	46.1	n.a.	39.9

Total required capital (consolidated)	n.a.	4,083.0	n.a.	3,968.3

Notes:

1.	EAD: Exposure at default.

2.	PD: Probability of default.

3.	LGD: Loss given default.

4.	Required capital: For credit risk, the sum of (i) 8% of credit risk-weighted assets, (ii) expected losses and (iii) deductions from capital. For market risk, the market risk equivalent amount. For operational risk, the operational risk equivalent amount.

5.	Total required capital (consolidated): 8% of the denominator of the capital adequacy ratio.

6.	The major exposures included in each portfolio classification of internal ratings-based approach are as follows:

Corporate (excluding specialized lending)	Credits to corporations and sole proprietors (excluding credits to retail customers)

Corporate (specialized lending)	Credits which limit interest and principal repayment sources to cash flow derived from specific real estate, chattel, businesses, etc., including real estate non-recourse lone, ship finance and project finance, etc.

Sovereign	Credits to central governments, central banks and local governmental entities

Bank	Credits to banks and securities companies, etc.

Retail	Housing loans (residential mortgage), credit card loans (qualifying revolving retail loan) and other individual consumer loans and loans to business enterprises with total credit amount of less than ¥100 million, etc. (other retail).

Equities

Capital stock, preferred securities, perpetual subordinated debt, etc. (excluding trading assets)

* The transitional measure applies to those held from September 30, 2004 or earlier, and others are applied either the PD/LGD approach or the market-based approach.

Regarded-method exposure	Investment trusts and funds, etc.

Purchase receivables	Receivables purchased from third parties excluding securities (excluding securitizations)

Securitizations	Transactions in the form of “non-recourse” and having a “senior/subordinated structure,” etc. (excluding specialized lending).

7.	EAD calculated using the standardized approach for credit risk represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs.

■ Credit risk

(3) Credit risk exposure, etc.

We exclude regarded-method exposure and securitization exposure from the amount of credit risk exposure.

The outstanding balance is based on exposure at default.

No significant difference exists between period-end credit risk position and the average credit risk position during the twelve months ended September 30, 2011 and 2012.

— Status of credit risk exposure

(A) Breakdown by geographical area

	(Billions of yen)
	As of September 30, 2011
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Domestic	75,849.7	38,294.4	2,144.4	6,369.4	122,658.0

Overseas	15,100.0	6,678.2	2,163.7	3,341.3	27,283.4

Asia	3,845.8	735.1	140.5	989.2	5,710.8
Central and South America	2,082.3	147.4	250.0	5.1	2,484.9
North America	5,167.4	4,888.8	624.9	2,042.8	12,724.1
Eastern Europe	44.1	—	0.2	8.6	53.0
Western Europe	2,886.3	761.6	1,021.6	194.5	4,864.1
Other areas	1,073.9	145.1	126.3	100.9	1,446.3

Total	90,949.8	44,972.6	4,308.2	9,710.7	149,941.4

Exempt portion	n.a.	n.a.	n.a.	n.a.	7,741.5

	(Billions of yen)
	As of September 30, 2012
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Domestic	75,531.2	36,449.4	1,733.8	8,261.7	121,976.3

Overseas	17,350.0	9,277.3	2,052.3	3,336.4	32,016.0

Asia	4,596.7	1,120.2	141.1	852.4	6,710.6
Central and South America	2,239.0	149.0	217.0	6.3	2,611.5
North America	5,914.4	6,786.7	578.4	1,868.4	15,148.0
Eastern Europe	26.0	—	0.7	15.7	42.6
Western Europe	3,147.1	1,088.2	985.9	463.7	5,685.0
Other areas	1,426.6	133.0	128.9	129.5	1,818.1

Total	92,881.3	45,726.7	3,786.1	11,598.1	153,992.4

Exempt portion	n.a.	n.a.	n.a.	n.a.	7,924.5

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(B) Breakdown by industry

	(Billions of yen)
	As of September 30, 2011
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Manufacturing	13,388.3	1,968.9	623.9	225.8	16,207.0
Construction	1,351.2	194.6	21.7	3.3	1,571.0
Real estate	6,542.8	511.3	53.7	34.6	7,142.5
Service industries	3,701.1	1,808.9	165.7	43.8	5,719.8
Wholesale and retail	7,179.0	560.0	650.7	479.7	8,869.5
Finance and insurance	9,607.5	2,283.7	2,001.0	1,028.8	14,921.1
Individuals	11,961.2	—	0.1	13.2	11,974.7
Other industries	14,835.5	4,891.0	777.5	5,442.6	25,946.7
Japanese Government; Bank of Japan	22,382.8	32,753.9	13.4	2,438.5	57,588.7

Total	90,949.8	44,972.6	4,308.2	9,710.7	149,941.4

Exempt portion	n.a.	n.a.	n.a.	n.a.	7,741.5

	(Billions of yen)
	As of September 30, 2012
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Manufacturing	14,092.6	1,801.4	472.8	241.5	16,608.4
Construction	1,331.2	176.0	17.5	3.3	1,528.0
Real estate	6,831.7	426.9	57.5	33.0	7,349.2
Service industries	3,626.0	2,825.7	123.3	46.6	6,621.7
Wholesale and retail	7,476.9	567.2	414.0	503.2	8,961.5
Finance and insurance	9,885.3	2,506.1	1,918.6	1,182.7	15,492.9
Individuals	11,907.8	—	0.1	14.4	11,922.4
Other industries	15,994.7	6,002.3	736.3	5,478.9	28,212.4
Japanese Government; Bank of Japan	21,734.8	31,420.7	45.6	4,094.2	57,295.5

Total	92,881.3	45,726.7	3,786.1	11,598.1	153,992.4

Exempt portion	n.a.	n.a.	n.a.	n.a.	7,924.5

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(C) Breakdown by residual contractual maturity

	(Billions of yen)
	As of September 30, 2011
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Less than one year	29,422.3	14,181.2	539.9	1,693.3	45,836.9
From one year to less than three years	12,733.3	11,810.4	1,585.4	14.6	26,143.8
From three years to less than five years	10,067.7	9,323.2	1,197.3	28.2	20,616.5
Five years or more	26,916.8	6,637.7	899.1	0.8	34,454.6
Other than above	11,809.5	3,019.8	86.3	7,973.7	22,889.4

Total	90,949.8	44,972.6	4,308.2	9,710.7	149,941.4

Exempt portion	n.a.	n.a.	n.a.	n.a.	7,741.5

	(Billions of yen)
	As of September 30, 2012
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Less than one year	28,438.1	11,400.3	477.5	2,195.6	42,511.7
From one year to less than three years	13,030.5	11,010.2	1,607.0	48.5	25,696.3
From three years to less than five years	11,707.1	12,627.1	845.3	4.3	25,183.9
Five years or more	28,273.8	7,782.1	782.6	0.0	36,838.6
Other than above	11,431.5	2,907.0	73.5	9,349.6	23,761.7

Total	92,881.3	45,726.7	3,786.1	11,598.1	153,992.4

Exempt portion	n.a.	n.a.	n.a.	n.a.	7,924.5

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

— Status of exposure past due three months or more or in default

(D) Breakdown by geographical area

	(Billions of yen)
	As of September 30, 2011
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Domestic	1,531.4	25.3	100.3	68.3	1,725.5

Overseas	173.3	1.9	7.8	19.5	202.6
Asia	25.7	0.0	0.2	3.8	29.8
Central and South America	53.3	1.5	6.2	0.0	61.2
North America	19.2	0.4	—	13.8	33.5
Eastern Europe	6.6	—	—	0.0	6.6
Western Europe	49.8	—	1.3	1.5	52.6
Other areas	18.4	—	—	0.3	18.7

Total	1,704.7	27.3	108.2	87.9	1,928.1

Exempt portion	n.a.	n.a.	n.a.	n.a.	1.1

	(Billions of yen)
	As of September 30, 2012
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Domestic	1,340.1	17.5	78.6	53.6	1,489.9

Overseas	241.0	0.5	24.7	10.6	277.0
Asia	44.5	0.0	0.7	3.1	48.4
Central and South America	103.7	0.0	15.1	0.0	118.9
North America	7.0	0.5	0.2	5.1	13.0
Eastern Europe	0.3	—	—	—	0.3
Western Europe	62.7	—	8.3	1.5	72.6
Other areas	22.5	—	0.2	0.7	23.4

Total	1,581.2	18.1	103.3	64.2	1,766.9

Exempt portion	n.a.	n.a.	n.a.	n.a.	1.1

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(E) Breakdown by industry

	(Billions of yen)
	As of September 30, 2011
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Manufacturing	386.2	7.3	48.2	18.3	460.1
Construction	68.6	2.9	0.5	1.2	73.4
Real estate	265.8	5.3	0.1	1.9	273.2
Service industries	207.0	4.5	3.5	6.1	221.1
Wholesale and retail	281.3	1.8	44.5	36.6	364.3
Finance and insurance	28.4	1.8	0.1	16.2	46.7
Individuals	250.1	—	0.0	1.4	251.6
Other industries	217.0	3.5	10.9	5.8	237.3

Total	1,704.7	27.3	108.2	87.9	1,928.1

Exempt portion	n.a.	n.a.	n.a.	n.a.	1.1

	(Billions of yen)
	As of September 30, 2012
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Manufacturing	330.6	4.7	33.6	16.4	385.5
Construction	51.3	2.7	0.2	1.0	55.3
Real estate	260.0	7.3	0.0	0.6	268.0
Service industries	173.7	1.3	5.8	5.3	186.3
Wholesale and retail	237.3	1.0	39.4	27.0	304.9
Finance and insurance	28.8	0.2	2.9	6.9	39.0
Individuals	225.2	—	0.0	1.3	226.6
Other industries	273.9	0.5	21.1	5.4	301.1

Total	1581.2	18.1	103.3	64.2	1766.9

Exempt portion	n.a.	n.a.	n.a.	n.a.	1.1

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

— Status of reserves for possible losses on loans

The amounts associated with regarded-method exposure and securitization exposure are excluded.

(F) Period-end balances of reserves for possible losses on loans and changes during the six-month period

  (after partial direct write-offs)

	(Billions of yen)
	As of, or for the six months ended, September 30, 2011	As of, or for the six months ended, September 30, 2012
General reserve for possible losses on loans
Beginning balance	501.4	447.5
Increase during the six-month period	492.2	440.5
Decrease during the six-month period	501.4	447.5
Ending balance	492.2	440.5

Specific reserve for possible losses on loans
Beginning balance	259.1	243.9
Increase during the six-month period	227.4	210.5
Decrease during the six-month period	259.1	243.9
Ending balance	227.4	210.5

Reserve for possible losses on loans to restructuring countries
Beginning balance	0.0	0.0
Increase during the six-month period	0.0	0.0
Decrease during the six-month period	0.0	0.0
Ending balance	0.0	0.0

Total
Beginning balance	760.5	691.5
Increase during the six-month period	719.7	651.0
Decrease during the six-month period	760.5	691.5
Ending balance	719.7	651.0

Note:

General reserve for possible losses on loans in the above table represents the amount recorded in our consolidated balance sheet, and the amounts associated with regarded-method exposure and securitization exposure are not excluded.

(G) Specific reserve for possible losses on loans by geographical area and industry

	(Billions of yen)
	As of March 31, 2011	As of September 30, 2011	Change
Domestic	220.0	187.0	(32.9)
Manufacturing	27.0	17.9	(9.1)
Construction	18.6	7.1	(11.5)
Real estate	19.7	21.2	1.5
Service industries	17.0	15.0	(2.0)
Wholesale and retail	39.0	39.6	0.5
Finance and insurance	0.5	0.4	(0.1)
Individuals	84.2	75.4	(8.8)
Others	13.5	10.2	(3.2)

Overseas	34.2	35.3	1.0

Exempt portion	4.8	5.0	0.1

Total	259.1	227.4	(31.6)

	(Billions of yen)
	As of March 31, 2012	As of September 30, 2012	Change
Domestic	187.4	172.0	(15.3)
Manufacturing	26.8	34.9	8.1
Construction	6.0	6.1	0.0
Real estate	20.3	20.8	0.4
Service industries	14.1	13.7	(0.3)
Wholesale and retail	39.7	38.8	(0.9)
Finance and insurance	0.8	0.1	(0.6)
Individuals	67.3	45.7	(21.5)
Others	12.0	11.6	(0.3)

Overseas	50.4	34.1	(16.3)

Exempt portion	6.0	4.3	(1.7)

Total	243.9	210.5	(33.4)

Note:

Exempt portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

(H) Write-offs of loans by industry

	(Billions of yen)
	For the six months ended September 30, 2011	For the six months ended September 30, 2012
Manufacturing	2.6	5.0
Construction	0.4	0.4
Real estate	1.3	0.4
Service industries	2.2	1.6
Wholesale and retail	5.1	2.2
Finance and insurance	0.3	0.0
Individuals	6.1	5.5
Other industries	0.8	3.9

Exempt portion	0.0	0.2

Total	19.3	19.6

Notes:

1.	The above table represents the breakdown of losses on write-offs of loans recorded in our consolidated statement of income after excluding the amounts associated with regarded-method exposure and securitization exposure.

2.	Exempt portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

3.	“Other industries” include overseas and non-Japanese resident portions.

— Status of exposure to which the standardized approach is applied

(I) Exposure by risk weight category after applying credit risk mitigation

	(Billions of yen)
	As of September 30, 2011
	On-balance sheet	Off-balance sheet	Total
				With external rating
Risk weight
0%	555.5	3,227.4	3,783.0	112.8
10%	0.8	0.1	1.0	—
20%	311.6	846.2	1,157.8	5.1
35%	0.0	—	0.0	—
50%	8.3	0.4	8.7	1.7
100%	1,992.9	797.8	2,790.7	51.7
150%	0.0	—	0.0	—
350%	—	—	—	—
625%	—	0.0	0.0	—
937.5%	—	0.0	0.0	—
1,250%	—	0.0	0.0	—

Total	2,869.3	4,872.1	7,741.5	171.5

	(Billions of yen)
	As of September 30, 2012
	On-balance sheet	Off-balance sheet	Total
				With external rating
Risk weight
0%	477.7	3,416.1	3,893.8	138.1
10%	74.0	0.9	75.0	—
20%	298.6	775.1	1,073.8	10.5
35%	—	—	—	—
50%	9.4	1.2	10.6	2.8
100%	2,073.2	797.8	2,871.1	28.8
150%	0.0	—	0.0	—
350%	—	—	—	—
625%	—	0.0	0.0	—
937.5%	—	0.0	0.0	—
1,250%	—	0.0	0.0	—

Total	2,933.1	4,991.3	7,924.5	180.4

Notes:

1.	The amounts in the above table are before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs.

2.	Off-balance-sheet exposure shows credit equivalent amount.

(J) Deduction from capital

	(Billions of yen)
	As of September 30, 2011	As of September 30, 2012
Deduction from capital	24.8	26.3

— Status of exposure to which the internal ratings-based approach is applied

(K) Specialized lending exposure under supervisory slotting criteria by risk weight category

	(Billions of yen)
	As of September 30, 2011	As of September 30, 2012
Risk weight
50%	287.6	—
70%	556.2	9.0
90%	123.2	—
95%	4.1	115.2
115%	152.4	21.7
120%	—	18.1
140%	3.7	11.0
250%	378.4	153.5
Default	86.7	6.9

Total	1,592.7	335.6

(L) Equity exposure under simple risk weight method of market-based approach by risk weight category

	(Billions of yen)
	As of September 30, 2011	As of September 30, 2012
Risk weight
300%	196.1	177.2
400%	69.0	67.0

Total	265.1	244.2

Note:	Of the equity exposure under the simple risk weight method, 300% risk weight is applied for listed equities and 400% for unlisted equities.

(M) Portfolio by asset class and ratings segment (Corporate, etc.)

	(Billions of yen, except percentages)
	As of September 30, 2011
			EL	Risk
	PD	LGD	default	weight					Weighted
	(EAD	(EAD	(EAD	(EAD					average of
	weighted	weighted	weighted	weighted	EAD			Amount of	credit
	average) (%)	average) (%)	average) (%)	average) (%)	(Billions of yen)	On-balance sheet	Off-balance sheet	undrawn commitments	conversion factor (%)
Corporate	3.98	35.38	n.a.	46.31	51,611.9	37,806.1	13,805.8	10,349.5	75.07
Investment grade zone	0.11	36.73	n.a.	23.85	29,759.5	19,440.5	10,318.9	8,508.5	75.06
Non-investment grade zone	3.09	32.44	n.a.	79.49	20,464.4	17,122.7	3,341.6	1,815.2	75.13
Default	100.00	49.75	46.84	38.57	1,388.0	1,242.8	145.2	25.6	75.00

Sovereign	0.00	38.73	n.a.	0.89	71,842.9	53,458.3	18,384.5	122.1	75.11
Investment grade zone	0.00	38.73	n.a.	0.81	71,772.3	53,389.5	18,382.8	121.9	75.11
Non-investment grade zone	2.18	38.72	n.a.	88.78	70.4	68.7	1.7	0.2	75.00
Default	100.00	62.14	57.33	63.77	0.1	0.1	—	—	—

Bank	0.87	36.64	n.a.	25.34	5,314.3	2,500.2	2,814.1	291.7	75.48
Investment grade zone	0.11	36.30	n.a.	21.20	4,803.5	2,280.1	2,523.3	234.7	75.59
Non-investment grade zone	1.51	36.56	n.a.	66.67	476.6	186.0	290.5	56.9	75.00
Default	100.00	86.52	84.19	30.93	34.1	33.9	0.1	—	—

Equity exposure under PD/LGD approach	0.64	90.00	n.a.	128.50	883.5	883.5	—	—	—
Investment grade zone	0.07	90.00	n.a.	108.49	787.6	787.6	—	—	—
Non-investment grade zone	2.53	90.00	n.a.	301.53	93.1	93.1	—	—	—
Default	100.00	90.00	90.00	—	2.7	2.7	—	—	—

Total	1.63	37.66	n.a.	20.84	129,652.8	94,648.3	35,004.5	10,763.4	75.08
Investment grade zone	0.04	38.44	n.a.	8.91	107,123.1	75,897.9	31,225.2	8,865.2	75.07
Non-investment grade zone	3.05	32.81	n.a.	80.21	21,104.6	17,470.7	3,633.9	1,872.4	75.13
Default	100.00	50.71	47.82	38.31	1,425.0	1,279.6	145.4	25.6	75.00

	(Billions of yen, except percentages)
	As of September 30, 2012
			EL	Risk
	PD	LGD	default	weight					Weighted
	(EAD	(EAD	(EAD	(EAD					average of
	weighted average)	weighted average)	weighted average)	weighted average)	EAD (Billions of			Amount of undrawn	credit conversion
						On-balance	Off-balance
	(%)	(%)	(%)	(%)	yen)	sheet	sheet	commitments	factor (%)
Corporate	3.45	36.57	n.a.	43.73	55,061.6	41,467.5	13,594.0	10,760.8	75.10
Investment grade zone	0.09	38.20	n.a.	23.30	33,256.3	22,577.6	10,678.7	9,121.9	75.08
Non-investment grade zone	2.67	33.26	n.a.	77.40	20,482.4	17,689.2	2,793.2	1,630.5	75.21
Default	100.00	46.58	43.87	35.84	1,322.7	1,200.6	122.0	8.4	75.00

Sovereign	0.01	39.89	n.a.	0.95	73,404.0	55,405.4	17,998.5	302.8	75.11
Investment grade zone	0.00	39.89	n.a.	0.83	73,300.2	55,306.5	17,993.6	301.9	75.11
Non-investment grade zone	1.64	39.66	n.a.	84.65	101.6	96.8	4.7	0.8	75.00
Default	100.00	59.05	54.11	65.48	2.1	2.0	0.0	0.1	75.00

Bank	0.42	37.67	n.a.	21.75	5,789.2	3,022.7	2,766.5	332.6	75.29
Investment grade zone	0.08	37.55	n.a.	18.29	5,269.6	2,770.0	2,499.6	276.0	75.35
Non-investment grade zone	0.82	38.05	n.a.	57.30	503.6	239.7	263.9	56.5	75.00
Default	100.00	65.20	62.03	41.99	15.9	12.9	2.9	—	—

Equity exposure under PD/LGD approach	0.33	90.00	n.a.	122.59	856.6	856.6	—	—	—
Investment grade zone	0.06	90.00	n.a.	107.44	763.8	763.8	—	—	—
Non-investment grade zone	1.29	90.00	n.a.	250.35	91.6	91.6	—	—	—
Default	100.00	90.00	90.00	—	1.1	1.1	—	—	—

Total	1.43	38.76	n.a.	20.05	135,111.5	100,752.3	34,359.1	11,396.3	75.10
Investment grade zone	0.03	39.62	n.a.	9.01	112,590.0	81,418.0	31,172.0	9,699.8	75.09
Non-investment grade zone	2.62	33.65	n.a.	77.70	21,179.5	18,117.5	3,061.9	1,687.9	75.20
Default	100.00	46.86	44.15	35.93	1,341.9	1,216.8	125.1	8.5	75.00

Notes:

1.	Investment grade zone includes obligor ratings A1 through B2, non-investment grade zone includes C1 through E2 (excluding E2R), and default includes E2R through H1.

2.	“Corporate” does not include specialized lending exposure under supervisory slotting criteria.

3.	Each asset class includes purchased receivables.

4.	The commitments that can be terminated at any time without condition or terminated automatically are not included in the amount of undrawn commitments and weighted average of credit conversion factor.

(Reference) Obligor ratings

Obligor ratings (major category)			Definition of ratings	Classification
A1–A3			Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is excellent.	Investment grade zone
B1–B2			Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, hence their level of credit risk is sufficient.
C1–C3			Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
D1–D3			Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future changes in business environment is low.	Non-investment grade zone
E1			Obligors who require close watching going forward because there are problems with their borrowing conditions, such as reduced or suspended interest payments, problems with fulfillment such as de facto postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions.
E2
	R	*
F1			Obligors who are not yet bankrupt but are in financial difficulties and are deemed to be very likely to go bankrupt in the future because they are finding it difficult to make progress in implementing their management improvement plans (including obligors who are receiving ongoing support from financial institutions).	Default
G1			Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.
H1			Obligors who have already gone bankrupt, from both a legal and/or formal perspective.

*	Including restructured loans and loans past due for three months of more

(N) Portfolio by asset class and ratings segment (Retail)

	(Billions of yen, except percentages)
	As of September 30, 2011
			EL	Risk
	PD	LGD	default	weight					Weighted
	(EAD	(EAD	(EAD	(EAD					average of
	weighted	weighted	weighted	weighted	EAD			Amount of	credit
	average)	average)	average)	average)	(Billions of	On-balance	Off-balance	undrawn	conversion
	(%)	(%)	(%)	(%)	yen)	sheet	sheet	commitments	factor (%)
Residential mortgage	3.06	41.66	n.a.	34.99	10,621.4	10,315.4	306.0	6.7	75.00
Non-default	0.90	41.51	n.a.	35.16	10,389.2	10,089.6	299.6	6.7	75.00
Default	100.00	48.28	46.22	27.28	232.2	225.7	6.4	—	—

Qualifying revolving loan (retail)	3.90	79.63	n.a.	70.44	347.5	239.3	108.2	1,430.5	7.56
Non-default	3.37	79.63	n.a.	70.60	345.6	237.7	107.8	1,428.1	7.55
Default	100.00	78.84	75.69	41.62	1.9	1.6	0.3	2.3	14.29

Other retail	5.88	51.53	n.a.	49.53	2,743.5	2,715.3	28.2	24.2	73.85
Non-default	1.90	51.63	n.a.	50.23	2,632.1	2,608.1	24.0	19.8	69.57
Default	100.00	49.15	46.66	33.01	111.3	107.1	4.2	4.3	93.55

Total	3.65	44.60	n.a.	38.80	13,712.6	13,270.1	442.5	1,461.4	8.97
Non-default	1.16	44.49	n.a.	39.04	13,367.0	12,935.5	431.5	1,454.8	8.71
Default	100.00	48.73	46.53	29.21	345.5	334.5	10.9	6.6	65.74

	(Billions of yen, except percentages)
	As of September 30, 2012
			EL	Risk
	PD	LGD	default	weight					Weighted
	(EAD	(EAD	(EAD	(EAD					average of
	weighted	weighted	weighted	weighted	EAD			Amount of	credit
	average)	average)	average)	average)	(Billions of	On-balance	Off-balance	undrawn	conversion
	(%)	(%)	(%)	(%)	yen)	sheet	sheet	commitments	factor (%)
Residential mortgage	2.81	42.10	n.a.	34.28	10,474.4	10,209.5	264.9	7.3	75.00
Non-default	0.82	41.96	n.a.	34.43	10,264.6	10,005.2	259.4	7.3	75.00
Default	100.00	49.00	46.95	27.09	209.8	204.2	5.5	—	—

Qualifying revolving loan (retail)	3.99	79.23	n.a.	73.11	351.1	239.2	111.8	1,413.6	7.91
Non-default	3.61	79.23	n.a.	73.24	349.7	238.1	111.6	1,411.7	7.91
Default	100.00	78.00	74.97	40.12	1.3	1.1	0.2	1.9	11.87

Other retail	5.60	52.59	n.a.	47.40	2,801.2	2,779.0	22.2	21.0	72.99
Non-default	1.77	52.77	n.a.	47.99	2,691.9	2,673.5	18.3	17.1	67.79
Default	100.00	48.14	45.66	32.81	109.3	105.4	3.8	3.9	95.75

Total	3.41	45.21	n.a.	37.98	13,626.9	13,227.8	399.0	1,442.1	9.21
Non-default	1.09	45.13	n.a.	38.19	13,306.4	12,917.0	389.4	1,436.2	8.97
Default	100.00	48.83	46.63	29.09	320.4	310.8	9.6	5.8	68.13

Notes:

1.	Each asset class includes purchased receivables.

2.	The commitments that can be terminated at any time without condition or terminated automatically are not included in the amount of undrawn commitments and weighted average of credit conversion factor.

(O) Actual losses by asset class

	(Billions of yen)
	For the period from October 1, 2010 through September 30, 2011	For the period from October 1, 2011 through September 30, 2012
	Actual losses	Actual losses
Corporate	41.1	28.0
Sovereign	0.2	0.1
Bank	0.0	(4.7)
Residential mortgage	13.3	(12.0)
Qualifying revolving loan (retail)	0.2	0.3
Other retail	4.6	1.5

Total	59.5	13.2

Note:

Actual losses are the sum of the net increase (decrease) in the amount of partial direct write-offs, specific reserve for possible losses on loans and general reserve for possible losses on loans (for claims against special attention obligors or below), etc., as well as tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness and losses from debt-equity swaps during the relevant period. Equity exposure under the PD/LGD approach is not included in the amount of actual losses.

<Analysis>

Actual losses for the period from October 1, 2011 through September 30, 2012 decreased by ¥46.3billion from the period from October 1, 2010 through September 30, 2011 to ¥13.2 billion. The decrease was due mainly to decrease in losses from corporate exposure and retail exposure.

(P) Comparison of estimated and actual losses by asset class

	(Billions of yen)
	For the period from October 1, 2007 through September 30, 2008			For the period from October 1, 2008 through September 30, 2009
	Estimated losses (expected losses as of September 30, 2007)			Estimated losses (expected losses as of September 30, 2008)
		After deduction of reserves	Actual losses		After deduction of reserves	Actual losses
Corporate	1,060.5	202.0	28.2	998.6	390.4	433.9
Sovereign	2.2	(9.3)	0.7	1.6	(10.7)	0.0
Bank	8.0	4.2	34.4	18.9	(18.4)	0.0
Residential mortgage	85.8	18.6	16.9	96.4	22.9	21.3
Qualifying revolving loan (retail)	7.4	2.5	0.0	8.0	3.1	2.2
Other retail	50.1	12.6	4.3	53.2	16.0	6.2

Total	1,214.3	230.7	84.8	1,176.9	403.3	463.9

	(Billions of yen)
	For the period from October 1, 2009 through September 30, 2010			For the period from October 1, 2010 through September 30, 2011
	Estimated losses (expected losses as of September 30, 2009)			Estimated losses (expected losses as of September 30, 2010)
		After deduction of reserves	Actual losses		After deduction of reserves	Actual losses
Corporate	1,377.8	503.2	45.2	1,151.1	406.3	41.1
Sovereign	4.1	(8.3)	0.3	1.4	(11.5)	0.2
Bank	42.7	5.6	(3.1)	32.0	3.9	0.0
Residential mortgage	107.8	26.5	36.6	143.2	38.8	13.3
Qualifying revolving loan (retail)	10.4	3.6	0.2	10.7	3.8	0.2
Other retail	54.6	15.8	22.4	78.6	25.1	4.6

Total	1,597.7	546.6	101.8	1,417.2	466.5	59.5

				(Billions of yen)
				For the period from October 1, 2011 through September 30, 2012
				Estimated losses (expected losses as of September 30, 2011)
					After deduction of reserves	Actual losses
Corporate				937.7	349.2	28.0
Sovereign				1.3	(11.8)	0.1
Bank				33.0	5.1	(4.7)
Residential mortgage				146.0	42.8	(12.0)
Qualifying revolving loan (retail)				10.7	3.6	0.3
Other retail				75.0	24.1	1.5

Total				1,203.9	413.3	13.2

Notes:

1.	Estimated losses after deduction of reserve are the amount after deductions of partial direct write-offs, specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims against special attention obligors or below), etc., as of the beginning of each period. Equity exposure under the PD/LGD approach is not included in the amount of estimated losses.

2.	Actual losses are the sum of the net increase (decrease) in the amount of partial direct write-offs, specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims against special attention obligors or below), etc., as well as tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness and losses from debt-equity swaps during the relevant period. Equity exposure under the PD/LGD approach is not included in the amount of actual losses.

■ Methods for credit risk mitigation

(4) Credit risk mitigation by portfolio classification

The amounts of exposure to which the method of credit risk mitigation through collateral and guarantees is applied are as follows:

	(Billions of yen)
	As of September 30, 2011
	Financial collateral	Other collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	2,388.3	4,750.4	5,422.5	39.1	12,600.6
Corporate	1,991.2	4,527.1	3,405.4	39.1	9,963.0
Sovereign	0.1	21.9	611.5	—	633.7
Bank	368.7	28.3	384.4	—	781.4
Retail	28.2	172.9	1,021.1	—	1,222.3
Residential mortgage	—	—	239.3	—	239.3
Qualifying revolving loan	—	—	0.4	—	0.4
Other retail	28.2	172.9	781.3	—	982.6
Others	—	—	—	—	—

Standardized approach	2,963.0	n.a.	—	—	2,963.0
Sovereign	2,845.6	n.a.	—	—	2,845.6
Bank	0.9	n.a.	—	—	0.9
Corporate	116.5	n.a.	—	—	116.5
Residential mortgage	—	n.a.	—	—	—
Securitizations	—	n.a.	—	—	—
Others	—	n.a.	—	—	—

Total	5,351.4	4,750.4	5,422.5	39.1	15,563.6

	(Billions of yen)
	As of September 30, 2012
	Financial collateral	Other collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	2,324.7	4,758.1	5,109.5	41.2	12,233.6
Corporate	1,931.6	4,521.8	3,394.7	41.2	9,889.5
Sovereign	0.0	19.3	723.7	—	743.1
Bank	364.8	32.9	20.6	—	418.5
Retail	28.1	183.9	970.4	—	1,182.4
Residential mortgage	—	—	214.7	—	214.7
Qualifying revolving loan	—	—	0.3	—	0.3
Other retail	28.1	183.9	755.2	—	967.2
Others	—	—	—	—	—

Standardized approach	2,914.9	n.a.	—	—	2,914.9
Sovereign	2,891.9	n.a.	—	—	2,891.9
Bank	—	n.a.	—	—	—
Corporate	23.0	n.a.	—	—	23.0
Residential mortgage	—	n.a.	—	—	—
Securitizations	—	n.a.	—	—	—
Others	—	n.a.	—	—	—

Total	5,239.7	4,758.1	5,109.5	41.2	15,148.6

■ Counterparty risk in derivatives transactions and long-settlement transactions

(5) Status of counterparty risk in derivatives transactions and long-settlement transactions

(A) Status of derivatives transactions and long-settlement transactions

Derivative transactions

			(Billions of yen)
			As of September 30, 2011			As of September 30, 2012
Current exposure method			Gross replacement cost	Gross add-on	Credit equivalent amount	Gross replacement cost	Gross add-on	Credit equivalent amount
Foreign exchange-related transactions			2,710.6	1,686.4	4,397.1	1,807.1	1,817.5	3,624.7
Interest rate-related transactions			6,647.7	2,695.9	9,343.6	6,194.1	2,667.0	8,861.1
Gold-related transactions			0.0	0.0	0.0	—	—	—
Equity-related transactions			73.6	75.1	148.8	62.0	95.6	157.7
Transactions related to precious metals (other than gold)			0.0	0.0	0.1	—	—	—
Other commodity-related transactions			63.5	55.9	119.5	42.6	40.6	83.3
Credit derivatives transactions			86.8	469.4	556.2	93.2	313.0	406.2
Subtotal	(A	)	9,582.6	4,982.9	14,565.6	8,199.2	4,933.9	13,133.1
Less: Netting benefits by close-out netting settlement contracts	(B	)	n.a.	n.a.	9,488.8	n.a.	n.a.	8,476.6
Subtotal	(C	)=(A)+(B)	n.a.	n.a.	5,076.7	n.a.	n.a.	4,656.5
Less: Effect of credit risk mitigation by collateral	(D	)	n.a.	n.a.	349.2	n.a.	n.a.	449.1

Total	(C	)+(D)	n.a.	n.a.	4,727.5	n.a.	n.a.	4,207.3

Standardized method					Credit equivalent amount			Credit equivalent amount
Total					215.6			182.7

Note:

The current exposure method and standardized method are used as the method to calculate credit equivalent amounts.

Long-settlement transactions

	(Billions of yen)
	As of September 30, 2011			As of September 30, 2012
	Gross replacement cost	Gross add-on	Credit equivalent amount	Gross replacement cost	Gross add-on	Credit equivalent amount
Long-settlement transactions	28.3	1.1	29.4	0.5	0.8	1.4

Notes:

1.	The current exposure method is used as the method to calculate credit equivalent amounts.

2.	Neither the “netting benefits by close-out netting settlement contracts” nor the “effect of credit risk mitigation by collateral” applies to long-settlement transactions.

(B) Amounts of credit risk mitigation by type

	(Billions of yen)
	As of September 30, 2011	As of September 30, 2012
Financial collateral	54.7	39.0
Other collateral	129.9	83.6
Guarantees, others	18.1	18.1

Total	202.8	140.8

(C) Notional amount of credit derivatives subject to credit equivalent amount calculations

		(Billions of yen)
		As of September 30, 2011	As of September 30, 2012
		Notional amount	Notional amount
Credit derivatives type:
Credit default swap	Protection bought	3,488.7	2,652.4
	Protection sold	3,574.0	2,539.1

Total return swap	Protection bought	—	—
	Protection sold	—	—

Total	Protection bought	3,488.7	2,652.4
	Protection sold	3,574.0	2,539.1

Note: Credit derivatives used for credit risk mitigation are as follows:

	(Billions of yen)
	As of September 30, 2011	As of September 30, 2012
Credit derivatives used for credit risk mitigation	92.9	120.4

■ Securitization exposure

(6) Quantitative disclosure items for securitization exposure

— Securitization exposure as originator (for calculation of credit risk-weighted assets)

(A) Information by type of underlying assets

	(Billions of yen)
	As of, or for the six months ended, September 30, 2011
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Traditional securitizations
Amount of underlying assets (a)	—	183.1	—	—	—	—	—	183.1
Default exposure	—	2.6	—	—	—	—	—	2.6
Losses during the six-month period	—	0.4	—	—	—	—	—	0.4
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	763.7	34.4	—	798.2
Default exposure	—	—	—	—	—	—	—	—
Losses during the six-month period	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	63.6	—	—	63.6
Total amount of underlying assets (a)+(b)	—	183.1	—	—	763.7	34.4	—	981.4

	(Billions of yen)
	As of, or for the six months ended, September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Traditional securitizations
Amount of underlying assets (a)	—	155.1	—	—	—	—	—	155.1
Default exposure	—	2.0	—	—	—	—	—	2.0
Losses during the six-month period	—	0.1	—	—	—	—	—	0.1
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	562.3	10.0	—	572.3
Default exposure	—	—	—	—	—	—	—	—
Losses during the six-month period	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Total amount of underlying assets (a)+(b)	—	155.1	—	—	562.3	10.0	—	727.4

Notes:

1.	Items that refer to “during the six-month period” show amounts accumulated during the six months ended September 30, 2011 and 2012.

2.	“Amount of underlying assets” and “Losses during the six-month period” include those related to, in addition to exposure originated by us, exposure to assets originated by other financial institutions if they are contained in the same securitization program.

3.	“Default exposure” and “Losses during the six-month period” with respect to synthetic securitization transactions are based on the definition of default as set forth in the respective transactions.

4.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction.

5.	“Credit cards” include shopping credit receivables, card loans, etc.

6.	The effects of risk mitigation, in the context of calculating capital adequacy ratio, of transfers (hedges) of risk through synthetic securitization transactions are reflected in “Required capital” of “(B) Information of securitization exposure retained or purchased.”

7.	Of the securitization exposure retained or purchased whose risk has been transferred (hedged) through securitization schemes, we have categorized securitization exposure as investor if the risk transfer (hedge) effects are not reflected in the calculation of capital adequacy ratio, following the definition for classification of securitization exposure set forth in the Consolidated Capital Adequacy Ratio Notice, etc.

–Exposure intended to be securitized–

(Billions of yen)
As of September 30, 2011
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Exposure intended to be securitized	—	—	—	—	—	—	—	—

(Billions of yen)
As of September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Exposure intended to be securitized	—	—	—	—	—	—	—	—

(B) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2011
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
On-balance sheet	—	36.9	—	—	763.7	34.4	—	835.2
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	36.9	—	—	763.7	34.4	—	835.2
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations deducted from capital	—	—	—	—	3.2	4.5	—	7.7
Exposure whose underlying assets are overseas assets	—	—	—	—	—	—	—	—

	(Billions of yen)
	As of September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
On-balance sheet	—	35.7	—	—	562.3	10.0	—	608.1
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	35.7	—	—	562.3	10.0	—	608.1
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations deducted from capital	—	—	—	—	1.5	—	—	1.5
Exposure whose underlying assets are overseas assets	—	—	—	—	—	—	—	—

Notes:

1.	Classification based on type of underlying asset is conducted according to the principal underlying asset type for each transaction.

2.	“Credit cards” include shopping credit receivables, card loans, etc.

3.	“Exposure whose underlying assets are overseas assets” is classified based on the principal underlying asset type for each transaction.

4.	“Exposure on resecuritizations” as of both September 30, 2011 and 2012 are classified following Article 1, Paragraph 2-2 of the Consolidated Capital Adequacy Ratio Notice (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of September 30, 2011

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk weight
Up to 20%	704.7	—	—	—	704.7	—
Up to 50%	36.8	—	—	—	36.8	—
Up to 100%	41.0	—	—	—	41.0	—
Up to 250%	—	—	—	—	—	—
Up to 650%	34.4	—	—	—	34.4	—
Over 650%	10.4	—	—	—	10.4	—

Deduction from capital	7.7	—	—	—	7.7	—

Total	835.2	—	—	—	835.2	—

	(Billions of yen)
	As of September 30, 2012

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk weight
Up to 20%	514.5	—	—	—	514.5	—
Up to 50%	20.1	—	—	—	20.1	—
Up to 100%	36.7	—	—	—	36.7	—
Up to 250%	—	—	—	—	—	—
Up to 650%	26.1	—	—	—	26.1	—
Over 650%	9.1	—	—	—	9.1	—

Deduction from capital	1.5	—	—	—	1.5	—

Total	608.1	—	—	—	608.1	—

Note:	“Exposure on resecuritizations” as of September 30, 2011 is based on the risk weight in the Basel II text.

–Amount of required capital by risk weight category–

	(Billions of yen)
	As of September 30, 2011

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk weight
Up to 20%	4.2	—	—	—	4.2	—
Up to 50%	0.9	—	—	—	0.9	—
Up to 100%	2.6	—	—	—	2.6	—
Up to 250%	—	—	—	—	—	—
Up to 650%	0.2	—	—	—	0.2	—
Over 650%	0.1	—	—	—	0.1	—

Deduction from capital	—	—	—	—	—	—

Total	8.2	—	—	—	8.2	—

	(Billions of yen)
	As of September 30, 2012

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk weight
Up to 20%	3.1	—	—	—	3.1	—
Up to 50%	0.5	—	—	—	0.5	—
Up to 100%	1.9	—	—	—	1.9	—
Up to 250%	—	—	—	—	—	—
Up to 650%	0.3	—	—	—	0.3	—
Over 650%	0.0	—	—	—	0.0	—

Deduction from capital	—	—	—	—	—	—

Total	5.9	—	—	—	5.9	—

Note:	“Exposure on resecuritizations” as of September 30, 2011 is based on the risk weight in the Basel II text.

–Credit risk mitigation against exposure on resecuritizations

(Billions of yen)
	As of September 30, 2011	As of September 30, 2012
Risk weight
Up to 20%	—	—
Up to 50%	—	—
Up to 100%	—	—
Up to 250%	—	—
Up to 650%	—	—
Over 650%	—	—

Total	—	—

Note:	The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

–Capital increase due to securitization transactions–

	(Billions of yen)
	As of September 30, 2011
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	3.8	—	—	—	—	—	3.8

	(Billions of yen)
	As of September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	2.9	—	—	—	—	—	2.9

–Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the Consolidated Capital Adequacy Ratio Notice–

(Billions of yen)
	As of September 30, 2011	As of September 30, 2012
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the Consolidated Capital Adequacy Ratio Notice	—	—

— Securitization exposure as sponsor of securitization programs (ABCP/ABL) (for calculation of credit risk-weighted assets)

(C) Information by type of underlying assets

	(Billions of yen)
	As of, or for the six months ended, September 30, 2011
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	84.4	—	107.2	146.5	389.3	—	12.0	739.6
Default exposure	—	—	—	0.1	7.8	—	0.0	8.0
Estimated loss amount related to underlying assets during the six-month period	0.3	—	0.8	0.6	4.0	—	0.0	5.9
Amount of exposures securitized during the six-month period	293.4	—	263.5	943.8	1,298.6	—	42.0	2,841.4

	(Billions of yen)
	As of, or for the six months ended, September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	75.9	—	88.2	83.4	408.0	—	15.5	671.3
Default exposure	—	—	—	—	9.3	—	—	9.3
Estimated loss amount related to underlying assets during the six-month period	0.2	—	0.6	0.1	5.5	—	0.0	6.6
Amount of exposures securitized during the six-month period	236.2	—	229.4	516.5	1361.0	—	31.3	2,374.4

Notes:

1.	Items that refer to “during the six-month period” show amounts accumulated during the six months ended September 30, 2011 and 2012.

2.	Securitization exposure that is acquired in securitization of customer’s claims other than as sponsor (in the form of asset-backed securities, trust beneficiary rights and other transferable instruments) is categorized as securitization exposure as investor.

3.	The amount of default exposure is the amount of the underlying assets recognized as default in the calculation of capital adequacy ratio.

4.

Estimated loss amount related to underlying assets is based on the amount of the underlying assets as of the relevant date and the following parameters that are used in the calculation of capital adequacy ratio:

• parameters used in the calculation of required capital for an underlying asset when applying the supervisory formula (e.g., PD); and

• with respect to underlying assets classified as securitization exposure, the conservative application of risk weights used in the ratings-based approach.

5.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

6.	“Credit cards” include shopping credit receivables, card loans, etc.

(D) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2011
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
On-balance sheet	70.6	—	103.1	104.9	283.8	—	5.9	568.5
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	58.7	—	19.6	43.5	120.2	—	21.0	263.2
Exposure on resecuritizations	—	—	—	—	—	—	—	—

Total	129.4	—	122.8	148.4	404.1	—	27.0	831.8

Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations deducted from capital	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	44.0	—	57.4	15.3	87.2	—	21.0	225.1

	(Billions of yen)
	As of September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
On-balance sheet	62.2	—	71.3	41.3	282.4	—	3.7	461.1
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	75.4	—	56.9	33.9	183.9	—	21.3	371.6
Exposure on resecuritizations	—	—	—	—	—	—	—	—

Total	137.7	—	128.3	75.2	466.3	—	25.0	832.7

Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations deducted from capital	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	56.2	—	69.8	—	154.4	—	21.3	301.9

Notes:

1.	Securitization exposure retained or purchased includes unused portions of securitization programs that are subject to allocation of required capital.

2.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

3.	“Credit cards” include shopping credit receivables, card loans, etc.

4.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

5.	“Exposure on resecuritizations” as of both September 30, 2011 and 2012 are classified following Article 1, Paragraph 2-2 of the Consolidated Capital Adequacy Ratio Notice (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of September 30, 2011

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk weight
Up to 20%	549.1	—	256.0	—	805.2	—
Up to 50%	17.4	—	7.2	—	24.6	—
Up to 100%	0.0	—	—	—	0.0	—
Up to 250%	1.9	—	—	—	1.9	—
Up to 650%	—	—	—	—	—	—
Over 650%	—	—	—	—	—	—

Deduction from capital	—	—	—	—	—	—

Total	568.5	—	263.2	—	831.8	—

	(Billions of yen)
	As of September 30, 2012

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk weight
Up to 20%	428.1	—	353.9	—	782.1	—
Up to 50%	30.2	—	17.4	—	47.7	—
Up to 100%	0.2	—	0.1	—	0.3	—
Up to 250%	2.4	—	—	—	2.4	—
Up to 650%	—	—	—	—	—	—
Over 650%	—	—	—	—	—	—

Deduction from capital	—	—	—	—	—	—

Total	461.1	—	371.6	—	832.7	—

Note:

“Exposure on resecuritizations” as of September 30, 2011 is based on the risk weight in the Basel II text.

–Amount of required capital by risk weight category–

	(Billions of yen)
	As of September 30, 2011

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk weight
Up to 20%	3.6	—	1.6	—	5.2	—
Up to 50%	0.3	—	0.2	—	0.5	—
Up to 100%	0.0	—	—	—	0.0	—
Up to 250%	0.1	—	—	—	0.1	—
Up to 650%	—	—	—	—	—	—
Over 650%	—	—	—	—	—	—

Deduction from capital	—	—	—	—	—	—

Total	4.1	—	1.8	—	5.9	—

	(Billions of yen)
	As of September 30, 2012

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk weight
Up to 20%	3.1	—	2.1	—	5.3	—
Up to 50%	0.6	—	0.3	—	1.0	—
Up to 100%	0.0	—	0.0	—	0.0	—
Up to 250%	0.2	—	—	—	0.2	—
Up to 650%	—	—	—	—	—	—
Over 650%	—	—	—	—	—	—

Deduction from capital	—	—	—	—	—	—

Total	4.0	—	2.6	—	6.6	—

Note:

“Exposure on resecuritizations” as of September 30, 2011 is based on the risk weight in the Basel II text.

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
	As of September 30, 2011	As of September 30, 2012
Risk weight
Up to 20%	—	—
Up to 50%	—	—
Up to 100%	—	—
Up to 250%	—	—
Up to 650%	—	—
Over 650%	—	—

Total	—	—

Note:

The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

–Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the Consolidated

Capital Adequacy Ratio Notice–

(Billions of yen)
	As of September 30, 2011	As of September 30, 2012
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the Consolidated Capital Adequacy Ratio Notice	—	—

— Securitization exposure as investor (for calculation of credit risk-weighted assets)

(E) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2011
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	26.8	1,535.1	124.8	67.7	193.4	356.9	111.2	2,416.3
Exposure on resecuritizations	—	36.3	100.5	—	101.0	0.0	3.0	240.9
Off-balance sheet	—	—	8.8	8.5	1.6	0.6	4.9	24.7
Exposure on resecuritizations	—	—	7.8	—	—	—	—	7.8

Total	26.8	1,535.1	133.7	76.3	195.0	357.5	116.2	2,441.0

Exposure on resecuritizations	—	36.3	108.4	—	101.0	0.0	3.0	248.8
Exposure on securitizations deducted from capital	—	8.8	0.0	0.3	7.3	41.1	3.9	61.6
Exposure whose underlying assets are overseas assets	16.5	79.7	12.7	26.5	159.4	22.2	13.5	330.7

	(Billions of yen)
	As of September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	67.2	1,466.3	112.5	52.9	146.1	210.7	103.3	2,159.4
Exposure on resecuritizations	—	32.7	0.5	—	97.0	0.0	3.0	133.3
Off-balance sheet	—	—	9.3	10.9	—	0.6	4.5	25.4
Exposure on resecuritizations	—	—	—	—	—	—	—	—

Total	67.2	1,466.3	121.8	63.9	146.1	211.3	107.8	2,184.8

Exposure on resecuritizations	—	32.7	0.5	—	97.0	0.0	3.0	133.3
Exposure on securitizations deducted from capital	—	14.6	0.1	0.2	7.7	38.8	4.1	65.8
Exposure whose underlying assets are overseas assets	55.1	65.6	9.7	34.2	143.1	24.4	12.5	344.9

Notes:

1.	Subordinated contributions for managed collateralized loan obligations (“CLO”), etc., are included in the above table as exposure as investor even when the assets underlying those CLOs, etc., include exposures that were originated by us. Our subordinated contributions for those managed CLOs, etc., as of September 30, 2011 and 2012 were ¥0.6 billion and ¥0.6 billion, respectively (treated as deduction from capital for purpose of capital adequacy ratio calculation).

2.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

3.	“Credit cards” include shopping credit receivables, card loans, etc.

4.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

5.	Securitization exposure retained or purchased whose risk transfer (hedge) effects are reflected in the calculation of capital adequacy ratio is categorized as securitization exposure as originator.

6.	Securitization exposure as investor as of September 30, 2011 includes ¥1.6 billion liquidity facilities, respectively, that we provide to ABCP programs sponsored by other companies.

7.	“Exposure on resecuritizations” as of both September 30, 2011 and 2012 are classified following Article 1, Paragraph 2-2 of the Consolidated Capital Adequacy Ratio Notice (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of September 30, 2011

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk weight
Up to 20%	2,065.8	230.3	19.0	7.8	2,084.9	238.2
Up to 50%	211.7	0.5	—	—	211.7	0.5
Up to 100%	59.4	—	—	—	59.4	—
Up to 250%	4.9	—	—	—	4.9	—
Up to 650%	13.7	—	4.5	—	18.3	—
Over 650%	—	—	—	—	—	—

Deduction from capital	60.6	10.0	1.0	—	61.6	10.0

Total	2,416.3	240.9	24.7	7.8	2,441.0	248.8

	(Billions of yen)
	As of September 30, 2012

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk weight
Up to 20%	1,804.9	48.9	9.3	—	1,814.2	48.9
Up to 50%	229.4	73.4	10.9	—	240.4	73.4
Up to 100%	43.5	0.5	—	—	43.5	0.5
Up to 250%	2.8	—	—	—	2.8	—
Up to 650%	13.8	0.2	4.0	—	17.8	0.2
Over 650%	—	—	—	—	—	—

Deduction from capital	64.6	10.2	1.1	—	65.8	10.2

Total	2,159.4	133.3	25.4	—	2,184.8	133.3

Note:

“Exposure on resecuritizations” as of September 30, 2011 is based on the risk weight in the Basel II text.

–Amount of required capital by risk weight category–

	(Billions of yen)
	As of September 30, 2011

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk weight
Up to 20%	15.7	2.5	0.2	0.0	16.0	2.5
Up to 50%	6.0	0.0	—	—	6.0	0.0
Up to 100%	4.1	—	—	—	4.1	—
Up to 250%	1.0	—	—	—	1.0	—
Up to 650%	6.1	—	1.2	—	7.4	—
Over 650%	—	—	—	—	—	—

Deduction from capital	51.1	0.6	1.0	—	52.1	0.6

Total	84.3	3.2	2.5	0.0	86.9	3.2

	(Billions of yen)
	As of September 30, 2012

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk weight
Up to 20%	12.3	0.8	0.0	—	12.4	0.8
Up to 50%	5.8	1.6	0.2	—	6.0	1.6
Up to 100%	3.2	0.0	—	—	3.2	0.0
Up to 250%	0.6	—	—	—	0.6	—
Up to 650%	5.1	0.1	1.1	—	6.2	0.1
Over 650%	—	—	—	—	—	—

Deduction from capital	55.0	0.8	1.1	—	56.2	0.8

Total	82.3	3.4	2.5	—	84.8	3.4

Note:

“Exposure on resecuritizations” as of September 30, 2011 is based on the risk weight in the Basel II text.

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
	As of September 30, 2011	As of September 30, 2012
Risk weight
Up to 20%	—	—
Up to 50%	—	35.4
Up to 100%	—	—
Up to 250%	—	—
Up to 650%	—	—
Over 650%	—	—

Total	—	35.4

Note:

The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

–Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the Consolidated Capital Adequacy Ratio Notice–

(Billions of yen)
	As of September 30, 2011	As of September 30, 2012
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the Consolidated Capital Adequacy Ratio Notice	—	—

In addition to the above, within the provision of credit in the form of eligible servicer cash advance, set forth in Article 246 of the Notice, there was an undrawn portion to which no required capital is allocated.

The balances of such portion as of September 30, 2011 and 2012 were ¥62.7 billion and ¥87.0 billion, respectively.

— Securitization exposure as originator (for calculation of market risk equivalent amounts)

(F) Information by type of underlying assets

(Billions of yen)
As of, or for the six months ended, September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securiti- zation products	Total
Traditional securitizations
Amount of underlying assets (a)	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	1,040.0	—	—	1,040.0
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Total amount of underlying assets (a)+(b)	—	—	—	—	1,040.0	—	—	1,040.0

Note:

Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction.

—Exposure intended to be securitized—

(Billions of yen)
As of September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securiti- zation products	Total
Exposure intended to be securitized	—	—	—	—	—	—	—	—

(G) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securiti- zation products	Total
On-balance sheet	—	—	—	—	5.8	—	—	5.8
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	17.9	—	—	17.9
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	—	—	—	23.8	—	—	23.8
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations deducted from capital	—	—	—	—	0.0	—	—	0.0
Exposure whose underlying assets are overseas assets	—	—	—	—	0.0	—	—	0.0

Notes:

1.	Classification based on type of underlying asset is conducted according to the principal underlying asset type for each transaction.

2.	“Exposure whose underlying assets are overseas assets” is classified based on the principal underlying asset type for each transaction.

–Exposure by risk capital charge category–

	(Billions of yen)
	As of September 30, 2012

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk capital charge
Up to 1.6%	—	—	—	—	—	—
Up to 4%	3.5	—	4.8	—	8.4	—
Up to 8%	2.3	—	9.7	—	12.0	—
Up to 20%	—	—	3.3	—	3.3	—
Up to 52%	—	—	—	—	—	—
Over 52%	—	—	—	—	—	—

Deduction from capital	0.0	—	—	—	0.0	—

Total	5.8	—	17.9	—	23.8	—

–Amount of required capital by risk capital charge category–

	(Billions of yen)
	As of September 30, 2012

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk capital charge
Up to 1.6%	—	—	—	—	—	—
Up to 4%	0.1	—	0.1	—	0.3	—
Up to 8%	0.1	—	0.5	—	0.7	—
Up to 20%	—	—	0.3	—	0.3	—
Up to 52%	—	—	—	—	—	—
Over 52%	—	—	—	—	—	—

Deduction from capital	0.0	—	—	—	0.0	—

Total	0.3	—	1.1	—	1.4	—

–Subject to Comprehensive Risk Measure–

(Billions of yen)
As of September 30, 2012
	Securitizations	Resecuritizations
Total amount of securitization exposure	—	—
Total amount of required capital	—	—

–Capital increase due to securitization transactions–

(Billions of yen)
As of September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	—	—	—	—	—	—	—

— Securitization exposure as sponsor of securitization programs (ABCP/ABL) (for calculation of market risk equivalent amounts)

(H) Information by type of underlying assets

(Billions of yen)
As of, or for the six months ended, September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	—	—	—	—	—	—	—	—
Estimated loss amount related to underlying assets during the six-month period	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—

(I) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

(Billions of yen)
As of September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
On-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations deducted from capital	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	—	—	—	—	—	—	—	—

–Exposure by risk capital charge category–

(Billions of yen)
As of September 30, 2012
	On-balance sheet		Off-balance sheet
		Exposure on resecuritizations		Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk capital charge				—	—	—
Up to 1.6%	—	—	—	—	—	—
Up to 4%	—	—	—	—	—	—
Up to 8%	—	—	—	—	—	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Over 52%	—	—	—	—	—	—

Deduction from capital	—	—	—	—	—	—

Total	—	—	—	—	—	—

–Amount of required capital by risk capital charge category–

(Billions of yen)
As of September 30, 2012

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk capital charge
Up to 1.6%	—	—	—	—	—	—
Up to 4%	—	—	—	—	—	—
Up to 8%	—	—	—	—	—	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Over 52%	—	—	—	—	—	—

Deduction from capital	—	—	—	—	—	—

Total	—	—	—	—	—	—

— Securitization exposure as investor (for calculation of market risk equivalent amounts)

(J) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	0.1	2.8	8.1	0.0	16.0	6.2	2.8	36.4

Exposure on resecuritizations	—	—	—	—	—	—	0.2	0.2
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	0.1	2.8	8.1	0.0	16.0	6.2	2.8	36.4
Exposure on resecuritizations	—	—	—	—	—	—	0.2	0.2
Exposure on securitizations deducted from capital	0.0	1.3	—	0.0	8.2	1.1	0.2	11.1
Exposure whose underlying assets are overseas assets	0.1	2.5	8.1	—	0.0	0.0	0.6	11.5

Notes:

1.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

2.	“Credit cards” include shopping credit receivables, card loans, etc.

3.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

4.	“Exposure on resecuritizations” are classified following Article 1, Paragraph 2-2 of the Consolidated Capital Adequacy Ratio Notice (hereinafter the same).

–Exposure by risk capital charge category–

	(Billions of yen)
	As of September 30, 2012

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk capital charge
Up to 1.6%	12.0	—	—	—	12.0	—
Up to 4%	2.1	—	—	—	2.1	—
Up to 8%	5.5	—	—	—	5.5	—
Up to 20%	—	—	—	—	—	—
Up to 52%	5.5	—	—	—	5.5	—
Over 52%	—	—	—	—	—	—

Deduction from capital	11.1	0.2	—	—	11.1	0.2

Total	36.4	0.2	—	—	36.4	0.2

–Amount of required capital by risk capital charge category–

	(Billions of yen)
	As of September 30, 2012
	On-balance sheet		Off-balance sheet
		Exposure on resecuritizations		Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk capital charge
Up to 1.6%	0.1	—	—	—	0.1	—
Up to 4%	0.0	—	—	—	0.0	—
Up to 8%	0.4	—	—	—	0.4	—
Up to 20%	—	—	—	—	—	—
Up to 52%	1.5	—	—	—	1.5	—
Over 52%	—	—	—	—	—	—

Deduction from capital	11.1	0.2	—	—	11.1	0.2

Total	13.4	0.2	—	—	13.4	0.2

–Subject to Comprehensive Risk Measure–

(Billions of yen)
As of September 30, 2012
	Securitization	Resecuritiation
Total amount of securitization exposure	—	—
Total amount of required capital	—	—

■ Market risk

— Trading activities

The following table shows VaR (Value at Risk) figures of our trading activities:

	(Billions of yen)
	For the six months ended September 30, 2011	For the fiscal year ended March 31, 2012	For the six months ended September 30, 2012
End of period	3.9	3.0	3.3
Maximum	4.5	4.8	4.3
Minimum	3.1	2.8	2.6
Average	3.8	3.8	2.8
The number of cases where assumptive losses exceeded VaR during the period	1	2	1

Notes:

1.	Amount of market risk (VaR) is calculated based on the internal model.

2.	The multiplication factor for the calculation of market risk equivalent (internal models approach) is determined by the number of cases where assumptive losses exceeded VaR during the period.

3.	Our group companies which conduct trading activities are Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking and Mizuho Securities, etc.

VaR method:
Linear risk:	variance co-variance model
Non-linear risk:	Monte-Carlo simulation
VaR:	Simple aggregation of linear risk and non-linear risk
Quantitative standard:	1. confidence interval: one-tailed 99.0%;
2. holding period: 1 day; and
3. historical observation period of one year (265 business days)

VaR (Value at Risk)

The VaR method measures the maximum possible loss that could be incurred due to market movements within a certain time period (or holding period) and degree of probability (or confidence interval).

Back testing

The Back testing is one of the methods to evaluate the effectiveness of market risk measurements calculated using the VaR method that compares VaR and amount of losses (we compare VaR with assumptive profits and losses). The number of cases where assumptive losses exceeded VaR is the number of times in which losses exceeded VaR during the corresponding period.

The following table shows stressed VaR figures of our trading activities:

	(Billions of yen)
	For the fiscal year ended March 31, 2012	For the six months ended September 30, 2012
End of period	6.8	6.2
Maximum	10.5	8.2
Minimum	5.0	4.0
Average	7.4	5.2

Notes:

1.	The disclosure of Stressed VaR figures started as of, or for the fiscal year ended, March 31, 2012.

2.	Maximum, minimum and average for the fiscal year ended March 31, 2012 were calculated for the period between October 1, 2011 to March 31, 2012.

Stressed VaR method:
Linear risk:	variance co-variance model
Non-linear risk:	Monte-Carlo simulation
Stressed VaR:	Simple aggregation of linear risk and non-linear risk
Quantitative standard:	1. confidence interval: one-tailed 99.0%;
2. holding period: 1 day; and
3. historical observation period of one year of significant financial stress (265 business days)

Stressed VaR

The stressed VaR measurement is based on a continuous 12-month period of significant financial stress.

— Outlier criteria

The following table shows results of calculations under the outlier framework:

	(Billions of yen)
	Amount of loss	Broadly-defined capital	Loss ratio to capital
As of September 30, 2011	568.6	7,615.2	7.4%
As of March 31, 2012	483.2	7,775.0	6.2%
As of September 30, 2012	427.4	7,665.1	5.5%
Effect of yen interest rate	119.4	n.a.	n.a.
Effect of dollar interest rate	258.9	n.a.	n.a.
Effect of euro interest rate	29.1	n.a.	n.a.

Outlier criteria

As part of the capital adequacy requirements under Basel II, the losses arising from a banking book in hypothetical interest rate shock scenarios under certain stress conditions are calculated and compared with the sum of Tier I and Tier II capital. If the interest rate risk of the banking book leads to an economic value decline of more than 20% of the sum of Tier I and Tier II capital, we will be deemed an “outlier” and may be required to reduce the banking book risk or adopt other responses.

Interest rate shock scenario under stress conditions in outlier criteria

For the interest rate shock scenario used in connection with the calculations under the outlier framework, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data at a 99.0% confidence level to the shock scenario.

■ Equity exposure in banking book

(7) Status of equity exposure in banking book

(A) Amounts stated in consolidated balance sheet

	(Billions of yen)
	As of September 30, 2011		As of September 30, 2012
	Consolidated balance sheet amount	Fair value	Consolidated balance sheet amount	Fair value
Exposure of listed stock, etc.	2,373.3	2,373.3	2,171.9	2,171.9
Other equity exposure	263.6	n.a.	246.2	n.a.

Total	2,637.0	n.a.	2,418.1	n.a.

Note: The above figures include only Japanese and foreign stocks.

(B) Gains and losses on sales related to equity exposure

(Billions of yen)
	For the six months ended September 30, 2011			For the six months ended September 30, 2012
	Gains and losses on sales			Gains and losses on sales
		Gains on sales	Losses on sales		Gains on sales	Losses on sales
Sale of equity exposure	10.0	38.1	28.0	20.5	26.3	5.8

Note: The above figures represent gains and losses on sales of stocks in our consolidated statement of income.

(C) Gains and losses from write-offs related to equity exposure

	(Billions of yen)
	For the six months ended September 30, 2011	For the six months ended September 30, 2012
	Gains and losses from write-offs	Gains and losses from write-offs
Write-offs of equity exposure	(69.3)	(247.2)

Note: The above figures represent gains and losses on devaluation of stocks in our consolidated statement of income.

(D) Unrealized gains and losses recognized in the consolidated balance sheet and not recognized in the consolidated statement of income

(Billions of yen)
	As of September 30, 2011			As of September 30, 2012
	Net unrealized losses			Net unrealized gains
		Unrealized gains	Unrealized losses		Unrealized gains	Unrealized losses
Equity exposure	(53.2)	330.2	383.5	17.9	332.6	314.6

Note: The above figures include only Japanese and foreign stocks.

(E) Unrealized gains and losses not recognized in the consolidated balance sheet or in the consolidated statement of income

None as of September 30, 2011 and 2012.

(F) Equities exposure by portfolio classification

	(Billions of yen)
	As of September 30, 2011	As of September 30, 2012
PD/LGD approach	883.5	856.6
Market-based approach (simple risk weight method)	265.1	244.2
Market-based approach (internal models approach)	—	—
Transitional measure applied	1,964.7	1,786.7

Total	3,113.4	2,887.5